Exhibit 12.01

	Ratio of Earnings to Fixed Charges
	Nine months ended		Year Ended					Pro Forma
	October 31,	November 1,	January 31,	February 2,	February 3,	January 28,	January 29,	Nine Months Ended	Year Ended
	2009	2008	2009	2008	2007	2006	2005	October 31, 2009	January 31, 2009
			(In thousands, except ratios)
(Loss) earnings before income taxes from continuing operations	$(34,792)	$(12,887)	$(118,679)	$1,093	$90,094	$166,202	$164,563	$(23,462)	$(113,704)
Fixed charges deducted from income:
Interest expense	21,836	15,506	20,589	35,400	31,114	3,165	2,142	9,043	15,145
Interest implicit in rental expense	7,556	10,342	12,229	12,592	11,611	8,406	5,028	7,556	12,229

Earnings available for fixed charges	$(5,400)	$12,961	$(85,861)	$49,085	$132,819	$177,773	$171,733	$(6,863)	$(86,330)

Fixed Charges:
Interest expense	21,836	15,506	20,589	35,400	31,114	3,165	2,142	9,043	15,145
Interest implicit in rental expense	7,556	10,342	12,229	12,592	11,611	8,406	5,028	7,556	12,229
Capitalized interest	15	123	59	164	116	86	45	15	59

Total fixed charges	29,407	25,971	32,877	48,156	42,841	11,657	7,215	16,614	27,433

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	1.0	3.1	15.3	23.8	n/a	n/a
Coverage deficiency	34,807	13,010	118,738	n/a	n/a	n/a	n/a	23,477	113,763